FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	August, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated August 2, 2007, relating to Lafarge announcing its intention to apply for de-listing from NYSE

Page 1 of 3 Total Pages

LAFARGE ANNOUNCES INTENTION TO APPLY FOR DELISTING FROM

NEW YORK STOCK EXCHANGE

Lafarge announces its intention to apply for the voluntary delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). This delisting will be followed by an application to deregister under the Securities and Exchange Act of 1934. The delisting is expected to take effect in September 2007.

The main reasons behind this decision are as follows:

•	Lafarge notes recent changes, in particular the merger of the New York Stock Exchange and Euronext.

•	Lafarge is listed on Euronext, where the average trading volume has accounted for close to 99 % of trading in its securities.

•	Lafarge ADR trading volume has remained very low since 2002, accounting for around 1% of the total shares traded over recent years (volumes adjusted to reflect the 1 share to 4 ADRs ratio).

•

Lafarge was one of the very first European groups to be compliant with section 404 of the Sarbanes-Oxley act, attesting to the transparency and quality of the Group’s internal processes. Lafarge remains committed to maintaining high standards of internal controls and financial information.

Lafarge intends to maintain its ADR program as a “level one” program, to enable investors to retain their ADRs.

NOTES TO EDITORS

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion and net income of Euros 1.4 billion in 2006.

Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier : +33(1) 44 34 92 32 Stephanie.tessier@lafarge.com	Yvon Brindamour : +33 (1) 44 34 11 26 Yvon.brindamour@lafarge.com

Lucy Wadge / Saint-Antonin : +33(1) 44 34 19 47 Lucy.saint-antonin@lafarge.com	Daniele Daouphars : +33 (1) 44 34 11 51 Daniele.daouphars@lafarge.com

Claire Mathieu : +33(1) 44 34 18 18 Claire.mathieu@lafarge.com	Stéphanie Billet : +33 (1) 44 34 94 59 Stephanie.billet@lafarge.com

PAGE 1/1

Page 2 of 3 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 2, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

Page 3 of 3 Total Pages